UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

15 July 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

James River Coal Company

File No. 333-118190 -- CF# 24761

_____

James River Coal Company submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 13, 2004.

Based on representations by James River Coal Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through December 31, 2011
Exhibit 10.8	through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel